EXHIBIT (a)(1)(I)

PANTEL PRESS RELEASE

                                                               February 20, 2002


KPN expected to strengthen Pantel by contributing
EuroWeb International activities into Pantel Rt

Budapest, Hungary, February 20, 2002: Royal KPN, The Dutch Telecom operator and 75.2% shareholder in Pantel, issued a press release in which it announced that its wholly owned subsidiary Everest Acquisition Corp. has today commenced a tender offer for all of the outstanding shares of common stock of EuroWeb International Corp. (NASDAQ: EWEB) at a purchase price of $ 2.25 per share in cash. The purpose of the tender offer is to acquire all of the outstanding shares of EuroWeb International and take EuroWeb International private.

Following expected successful completion of these transactions, KPN intends to integrate EuroWeb International's activities into Pantel, after which Pantel will have direct control over the EuroWeb International operations and access to its business customers in the region. This will further strengthen Pantel's position in Hungary and neighbouring countries and contribute to its further development.

EuroWeb International is the NASDAQ-listed holding entity of four Business Internet Service Providers in Hungary (Euroweb Rt 49% owned), Slovakia (100% owned), Romania (100% owned) and Czech Republic (100% owned). KPN currently owns 52.8% of EuroWeb International. Pantel already owns a 51% interest in EuroWeb's operations in Hungary.



For information, please call

KPN Investor Relations:
Tel: (+31 70) 4460 986